# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vystar Corp, CIK 0001308027
CUSIP: 92927N106
Title of class of securities: Common
Address of issuer's principal executive offices: 365 SHREWSBURY ST., WORCESTER, Massachusetts (MA), 01604
Date of event which requires filing of this statement: 7/25/2022
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002149323

## Reporting persons
- Bordetsky Barry Martin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 164,589,333; shared voting power 0; sole dispositive power 164,589,333; shared dispositive power 0; aggregate amount beneficially owned 164,589,333 (11.4% of the class)
  Comment: pre-reverse acquisition

## Item 1. Issuer
Name of issuer: Vystar Corp
Address of issuer's principal executive offices: 365 SHREWSBURY ST., WORCESTER, MASSACHUSETTS, 01604

## Item 2. Person Filing
Name of person filing: Barry Martin Bordetsky
Address of principal business office or, if none, residence:
1719 NJ 10, Suite 300
Parsippany-Troy Hills, New Jersey 07054
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 164,589,333
Percent of class: 11.37
Sole power to vote or to direct the vote: 164,589,333
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 164.589,333
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Bordetsky Barry Martin: Barry Martin Bordetsky, Individual (08/10/2026)